Exhibit 99.1

Collective Mining Provides Progress Update on Exploration Adit And Announces the Appointment of Josué Romanos as Vice President, Projects

MIAMI, June 17, 2026 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to provide an update on its planned exploration adit at the Guayabales Project, originally announced on March 11, 2026. Collective is also pleased to announce that Mr. Josué Romanos has been appointed as Vice President, Projects, effective immediately.

Figures 1 & 2: Explosive Storage Facility for the Exploration Adit Project at Guayabales

Ned Jalil, Chief Executive Officer commented: "The progress on our exploration adit marks an important step in accelerating our understanding of the system from underground and advances the Guayabales Project towards our ultimate goal of production, with construction of the adit expected to break ground in the fourth quarter of 2026. To ensure the exploration adit and future construction is delivered responsibly and on budget, we are pleased to welcome Josué Romanos as Collective Mining's new Vice President, Projects. Josué's decades of experience managing and delivering several multi-billion-dollar capital projects will be a significant asset as we continue to build a world-class company grounded in operational excellence and responsible development."

Exploration Adit – Progress Update

The exploration adit is a key component of the Company's strategy to advance its understanding of the Apollo system and the broader Guayabales Project from underground. Since announcing the Company's plan to construct an exploration adit on March 11, 2026, considerable progress has been made on the workstreams required to support development of the project.

Detailed engineering studies and execution plans have progressed, and the Company is now advancing through the relevant permitting track with an increased focus on operational readiness ahead of the commencement of construction. As part of this preparation work, the Company has completed various early activities, including completing the construction of an explosives storage facility, which has been inspected and approved for compliance by the relevant authorities.

The exploration adit will provide underground drilling access, enhance the Company's ability to advance the project's geotechnical and hydrological characterization and provide access for the future collection of metallurgical bulk samples, all of which will be important in supporting future project studies.

Appointment of Vice President, Projects

Mr. Josué Romanos is a senior projects executive with more than 30 years of experience in the energy and infrastructure industries in Colombia. He spent over 15 years at Ecopetrol, Colombia's national energy company, most recently as General Manager of Projects, where he led the engineering, construction, commissioning and quality assurance of a multi-billion-dollar capital portfolio and served on the company's investment committee. Earlier in his career, he held operations and commissioning roles at BP Exploration and PetroSantander across major projects in Colombia. Mr. Romanos is a Petroleum Engineer from Universidad de América, with a postgraduate specialization in Gas Engineering from Universidad Industrial de Santander.

Mr. Romanos' appointment strengthens Collective's in-house project execution capabilities as the Company advances the Guayabales Project through increasingly detailed technical, permitting and operational readiness workstreams. His extensive experience leading complex capital projects in Colombia brings important execution, commissioning, quality assurance and investment governance expertise to Collective as the Company continues to advance Guayabales in a disciplined and responsible manner.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth, drill test the new Hanging Wall Vein Zone and drill a series of greenfield generated targets on the property.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Contact Information:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 17-JUN-26